

Mail Stop 3561

June 15, 2009

Mr. Curtis L. Dinan
Chief Financial Officer
ONEOK Partners, L.P.
100 West Fifth St.
Tulsa, OK 74103

> **Re: ONEOK Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31 2008**
> **Filed February 25, 2009**
> **File No. 1-12202**

Dear Mr. Dinan:

        We have reviewed your response letter filed on June 8, 2009 to our comment letter dated June 2, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Estimates, page 40

1.   We have reviewed your response to prior comment 1 in our letter dated June 2, 2009, noting that you do not believe that any additional disclosures were required in your Form 10-K for the fiscal year ended December 31, 2008. Please address the following items:

  - Considering your critical accounting estimate disclosures merely appear to duplicate the disclosure of significant accounting policies in the financial statement footnotes, we believe that your historical disclosures did not fully comply with the interpretative guidance set forth in SEC Release No. 33-8350. While accounting policy notes in the financial statements generally describe the method used to apply an accounting principle, the discussion in MD&A should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Even if reasonably likely estimate changes would not have a material effect on your financial statements, those circumstances should still be disclosed. In your asset impairment discussion, for example, you should disclose in future filings, if still true, that the derived fair values of the related assets significantly exceed the carrying values and indicate whether or not a quantified reasonably likely percentage change in forecasted cash flows, EBITDA and/or EBITDA multiples would have resulted in an impairment charge.

- Considering Level 3 inputs generally involve unobservable inputs and the use of modeling techniques and Level 2 inputs typically involve adjustments to observable market data, please clarify why you believe that the determination of the fair values of Level 2 and Level 3 derivative instruments is not complex and does not require significant estimates and judgments. In doing so, tell us how you derive the fair values of Level 2 and Level 3 derivatives in further detail than disclosed on page 79 of your Form 10-K and provide us with the information requested in the bullet points of our original comment. Also, if the fair value determination is not complex and does not require significant estimates and judgments, please explain why you include derivatives and risk management as a critical accounting estimate. As noted in SEC Release No. 33-8350, critical accounting policies should be limited to those where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and/or the impact of the estimates and assumptions on financial condition or operating performance is material.

Notes to Consolidated Financial Statements, page 70

2.	We have reviewed your response to prior comment 3 in our letter dated June 2, 2009. As transportation costs is a fairly broad category, please disclose the types of transportation costs included in cost of sales in more detail.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief